Exhibit 99.1

PRESS RELEASE
Cascades Inc. 404 Marie-Victorin Blvd. P.O. Box 30 Kingsey Falls, Québec J0A 1B0 Canada www.cascades.com	Telephone: 819-363-5100 Fax: 819-363-5155

CASCADES RENEWS ITS NORMAL COURSE ISSUER BID

Kingsey Falls, Québec, March 14, 2019 – Cascades Inc. (TSX: CAS) announces that the Toronto Stock Exchange accepted its notice of intention to begin a normal course issuer bid in respect of its Common Shares. Purchases pursuant to the normal course issuer bid will commence on March 19, 2019 and will not continue beyond March 18, 2020. The Common Shares purchased shall be cancelled.

The notice will enable Cascades to acquire up to 1,878,456 Common Shares which represents approximately 2% of the 93,922,815 issued and outstanding Common Shares as of March 7, 2019. Between March 19, 2018 and March 18, 2019, Cascades was authorized to acquire up to 1,903,282 Common Shares. Since March 19, 2018 and up until March 7, 2019, Cascades purchased on the open market through the facilities of the Toronto Stock Exchange, 1,611,700 Common Shares at a volume weighted average price of $12.26.

The average daily trading volume of Cascades’ Common Shares was 198,908 on the Toronto Stock Exchange over the last six completed calendar months (the ADTV). Accordingly, Cascades is entitled to purchase up to 25% of the ADTV on any trading day being 49,727 Common Shares.

All purchases will be made through the facilities of the Toronto Stock Exchange in accordance with its requirements and/or alternative trading systems.

Cascades considers that the shares to be acquired may, from time to time, be undervalued in the market and represent an excellent opportunity to enhance shareholder value.

Founded in 1964, Cascades offers sustainable, innovative and value-added packaging, hygiene and recovery solutions. The company employs 11,000 women and men across a network of over 90 facilities in North America and Europe. Driven by its participative management, half a century of experience in recycling, and continuous research and development efforts, Cascades continues to provide innovative products that customers have come to rely on, while contributing to the well-being of people, communities and the entire planet. Cascades’ shares trade on the Toronto Stock Exchange under the ticker symbol CAS.

Media: Hugo D’Amours Vice-President, Communications and Public Affairs Cascades Inc. 819-363-5164 hugo_damours@cascades.com	Information: Jennifer Aitken, MBA Director, Investor Relations Cascades Inc. 514-282-2697 jennifer_aitken@cascades.com

Web site: www.cascades.com

Green by Nature Blog: blog.cascades.com

Facebook: facebook.com/Cascades

Twitter: twitter.com/CascadesDD | twitter.com/CascadesSD | twitter.com/CascadesInvest

YouTube: youtube.com/Cascades

RECOVERY + PAPER + PACKAGING	CASCADES.COM